UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
 OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2016

 Commission File Number 0-18350

GRANITE CONSTRUCTION PROFIT
 SHARING AND 401(K) PLAN

GRANITE CONSTRUCTION INCORPORATED

585 West Beach Street
 Watsonville, California 95076
 Telephone: (831) 724-1011

Item 4.	FINANCIAL STATEMENTS AND SCHEDULE PREPARED IN ACCORDANCE WITH THE FINANCIAL REPORTING REQUIREMENTS OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974

The following documents are filed as part of this report:

1. Financial Statements

The following financial statements are filed as part of this report:

Form 11-K
Pages
Report of Independent Registered Public Accounting Firm	F-2
Statements of Net Assets Available for Benefits at December 31, 2016 and 2015	F-3
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2016	F-4
Notes to Financial Statements	F-5 - F-12

2. Financial Statements Schedule

The following financial statement schedule of the Granite Construction Profit Sharing and 401(k) Plan as of December 31, 2016 is filed as part of this report and shall be read in conjunction with the financial statements of the Plan.

Form 11-K
Pages
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)	S-1

EXHIBIT

The following exhibit is attached hereto and filed herewith:

Exhibit
Number

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GRANITE CONSTRUCTION PROFIT SHARING AND 401(K) PLAN
Date: June 13, 2017	By:	/s/ Alan Movson
Alan Movson
Committee Secretary
Granite Construction Profit Sharing and 401(k) Plan Administrative Committee

INDEX TO EXHIBIT

Exhibit
Number	Document

23.1	Consent of Independent Registered Public Accounting Firm

Granite Construction Profit Sharing and 401(k) Plan
 Financial Statements
 as of December 31, 2016 and 2015 and
 for the year ended December 31, 2016

Index of Financial Statements, Schedule and Exhibit

Supplemental Information other than the above are omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and
Plan Administrator of the
Granite Construction Profit Sharing and 401(k) Plan
We have audited the accompanying Statements of Net Assets Available for Benefits of the Granite Construction Profit Sharing and 401(k) Plan (the “Plan”) as of December 31, 2016 and 2015, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information included in the accompanying Schedule H, line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”). The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Moss Adams LLP
Moss Adams LLP

Campbell, California
June 13, 2017

Granite Construction Profit Sharing and 401(k) Plan
Statements of Net Assets Available for Benefits
	December 31,
	2016	2015
Assets
Investments, at fair value:
Mutual funds	$279,153,345	$240,103,849
Common stock	91,712,719	81,928,559
Common/collective trust	27,548,571	27,588,323
Total Investments	$398,414,635	$349,620,731
Employee contributions receivable	—	396,589
Employer contributions receivable	300,547	162,159
Notes receivable from participants	3,434,347	3,239,700
Net assets available for benefits	$402,149,529	$353,419,179

The accompanying notes are an integral part of these financial statements.

Granite Construction Profit Sharing and 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year ended
December 31,
2016
Change in net assets available for benefits attributed to:
Investment activities:
Net appreciation in fair value of investments	$35,462,619
Interest and dividends	11,562,966
Net gain from investment activities	47,025,585

Additions:
Employee contributions, including rollovers	18,873,824
Employer contributions	11,047,517
Interest income on notes receivable from participants	131,175
Total additions	30,052,516

Deductions:
Distributions to participants or beneficiaries	(27,886,894)
Fees and expenses	(264,024)
Deemed distribution of participant loans	(196,833)
Total deductions	(28,347,751)

Change in net assets available for benefits during the year	48,730,350
Net assets available for benefits, beginning of year	353,419,179

Net assets available for benefits, end of year	$402,149,529

The accompanying notes are an integral part of these financial statements.

Granite Construction Profit Sharing and 401(k) Plan
Notes to Financial Statements

1.	Description of Plan

General

The following description of the Granite Construction Profit Sharing and 401(k) Plan (“Plan”) provides only general information.  For a more complete description of the Plan’s provisions, refer to the Plan document.

The Plan is a defined contribution plan covering all eligible non-union employees of Granite Construction Incorporated and its participating subsidiaries (“Company”).  An employee generally becomes eligible to elect to make contributions to the Plan as of his or her date of hire. For all other purposes under the Plan, an employee generally becomes a participant in the Plan as of the first day of the month coinciding with or following the date on which he or she is credited with six months of service (or as soon as administratively practicable thereafter). The Company does not guarantee the benefits provided by the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

The Company has appointed an Administrative Committee (“Committee”) as the Plan administrator (“Administrator”).  Other than with respect to the Granite Construction Incorporated Common Stock in the Granite Common Stock Fund or the Granite Construction Employee Stock Ownership Plan (“Granite ESOP”), the Committee has exclusive authority and responsibility for all matters in connection with the operation and administration of the Plan. An independent fiduciary selected by the Company has authority and responsibility related to investments in the Granite Common Stock Fund and Granite ESOP, the assets of which consist of Company common stock and non-interest bearing cash. All necessary and proper expenses incurred in the administration of the Plan are paid either by the Company or from Plan assets pursuant to the Plan document.

Effective as of January 1, 2016, T. Rowe Price Retirement Plan Services, Inc. replaced Mercer HR Services, LLC as third party administrator to the Plan, Mercer Trust Company was removed as Trustee and custodian for the Plan, and T. Rowe Price Trust Company (“T. Rowe Price”) has been appointed as successor Trustee and custodian. In connection with such changes, Plan assets were transferred from Mercer Trust Company to T. Rowe Price which necessitated a “blackout period” from December 24, 2015 through January 22, 2016. In addition, certain changes were made to the menu of investments available under the Plan.

Contributions

The Company may make profit sharing and / or matching contributions to the Plan. Profit sharing contributions from the Company may be contributed to the Plan in an amount (or under such formula) as determined by the Company’s Board of Directors. Profit sharing contributions are payable solely out of the Company’s current or accumulated earnings and profits. The profit sharing contribution shall not exceed the maximum amount deductible under the provisions of the Internal Revenue Code (“IRC”). The Company must pay the total profit sharing contribution to the Plan trustee before the date the Company is required to file its Federal income tax return (including extensions).

The Company’s Board of Directors determines Company matching contributions to the Plan. Once employees have reached six months of service, they are eligible for employer match. For the year ended December 31, 2016, the rate of matching contributions equaled 100% of participant contributions up to a maximum of 6% of compensation. The Company’s matching contribution is paid into the Plan at the same time as the participant contributions are paid into the Plan and are vested as described below.

All eligible Plan participants can make employee pre-tax contributions to the Plan of up to 50% of gross pay, and/or after-tax Roth contributions to the Plan of up to 50% of gross pay, not to exceed a combined total of pre-tax and after-tax contribution of $18,000. The Plan also permits the automatic enrollment of eligible employees in the Plan with a contribution of 2% of eligible compensation, unless the employee affirmatively elects otherwise. Plan participants who reached age 50 during the Plan year have the option to make an additional “Catch Up” contribution on a pre-tax basis and/or after-tax Roth basis, not to exceed a combined total of pre-tax and after-tax contributions of $6,000 in 2016.

Beginning with dividends paid in 2013, participants and beneficiaries who hold Company common stock in either Granite ESOP or Granite Common Stock Fund have the option for quarterly dividends to automatically reinvest in Company common stock or to be paid as a cash dividend.

Granite Construction Profit Sharing and 401(k) Plan
Notes to Financial Statements

Forfeitures

Company profit sharing contributions to participants leaving employment prior to the vesting of such and contributions are forfeited by the participant. During 2016, such forfeitures were used to pay administrative expenses of the Plan and were immaterial. Forfeitures for each year not used to pay Plan expenses are contributed to participants on a per capita basis for each year in which the participant is employed by the Company as of the year end. During 2016, no forfeited profit sharing balances were allocated to participant accounts.

Administrative Expenses

The Company incurs accounting and certain administrative services for the Plan. Fees incurred by the Plan for the investment management services or record keeping services are paid by the Plan participants. Fee credits are generated from the investments in the Plan. These fee credits are allocated from the Plan to eligible participant’s accounts on a quarterly basis.

Participant Accounts

Contributions received by the Plan are deposited with the Plan trustee and custodian, T. Rowe Price. Each eligible participant’s account balance is credited with an allocation of (a) the Company’s 401(k) match and discretionary profit sharing contributions, if any, (b) Plan earnings or losses, (c) profit sharing forfeitures of terminated participant non-vested accounts, and (d) participant contributions. The discretionary profit sharing contributions are allocated based on eligible earnings as defined in the Plan document. Profit sharing forfeitures are allocated to eligible participant accounts in equal amounts as defined in the Plan document.

Notes Receivable from Participants

The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their vested Plan account balance. Notes Receivable from Participants (“Notes Receivable”) bear interest at prime rate plus 1% and must be repaid to the Plan within a five-year period, unless the Note Receivable is used for the purchase of a principal residence in which case the maximum repayment period may be extended not to exceed 15 years. Outstanding Notes Receivable at December 31, 2016 carried interest rates of 4.25% - 4.5%.

Vesting of Benefits

The full amount of the participant’s profit sharing account balance becomes vested on his or her normal retirement date, as defined in the Plan document, or when his or her employment with the Company terminates by reason of death or total disability, or when his or her years of vesting service is completed as defined in the Plan document. For participants that work one or more hours on or after January 1, 2007, the full amount of the Company profit sharing contribution portion of the participant account balance becomes vested after three years of service.

The value of the participant’s elective contribution and Company matching contributions are fully vested immediately upon contribution to the Plan.

Granite Construction Profit Sharing and 401(k) Plan
Notes to Financial Statements

Distributions

On termination of service for any reason, including death or disability, participants with less than $1,000 in their vested account balance and who have not elected a rollover will receive a lump sum payout of their vested account balance as prescribed in the Plan document. If the value of the participant’s vested benefit is $5,000 or less, but exceeds $1,000 and they fail to provide instructions regarding the payment of their benefit, the benefit will be distributed in the form of a direct rollover to an Individual Retirement Account (“IRA”) maintained by T. Rowe Price (“T. Rowe Price IRA”). Once the benefit has been transferred to the T. Rowe Price IRA, it will be invested in an investment product designed to preserve principal and provide a reasonable rate of return and liquidity. All reasonable fees associated with the T. Rowe Price IRA will be paid from the participant’s account as prescribed in the Plan document.

Hardship Withdrawals

The Plan provides for withdrawals in the event of financial hardship, as defined in the Plan document.

Plan Investments

Participants may direct their Plan balance into any of the designated investment options approved by the Committee. Included in the designated investment options are various mutual funds, a common/collective trust and Company common stock.

Except for Company common stock included in the Granite ESOP, new contributions to the Plan are limited, that so no more than a 50% investment in Company common stock may result. In addition, Plan participants will be prevented from allocating existing Plan balances into Granite Common Stock Fund if more than 50% of their total account balance will be invested in Company common stock as a result of the allocation. Effective January 1, 2016, there was a freeze of new investments, other than the reinvestment of dividends, into the Granite Common Stock Fund.

In 2015, the Prudential IncomeFlex Target TRP Retirement Funds (“IncomeFlex”) were investment options under the Plan. IncomeFlex allowed participants to accumulate assets and convert their assets into guaranteed income. The Plan allowed for partial distributions and installment payments for terminated employees to facilitate payments from IncomeFlex.

The Prudential Income Flex Target Funds were not supported by T. Rowe Price and therefore removed from the investment options available to participants effective January 4, 2016. The Company reimbursed employees who incurred guarantee fees to ensure a fixed return on their investment. The reimbursement to employees was funded directly by the Company.

The Wells Fargo Stable Value Fund C was replaced with the T. Rowe Price Stable Value Common Trust Fund N. Per the terms of the Investment Authorization agreement with Wells Fargo N.A., they reserved the right to require a 12 month notice of withdrawal of assets from the fund initiated by the plan sponsor or trustee. In September 2016, the Wells Fargo Stable Value Fund C was no longer available as an investment option and was removed from the investment line-up.

2.	Summary of Significant Accounting Policies

Basis of accounting

The financial statements have been prepared on an accrual basis in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Assets and liabilities are stated at fair value.

Use of estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and related disclosure of contingent assets and liabilities. The estimates, judgments and assumptions are continually evaluated based on available information and experiences; however, actual results could differ from those estimates.

Granite Construction Profit Sharing and 401(k) Plan
Notes to Financial Statements

Investment valuation and income recognition

Investments are stated at fair value. Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurement, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability in the most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC Topic 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and to minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

•Level 1: Quoted prices in active markets for identical assets or liabilities.

•Level 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Plan holds no assets valued using Level 3 inputs.

Units held in the Common/Collective Trust (“CCT”) are valued using the net asset value (“NAV”) practical expedient (NAV practical expedient) of the CCT as reported by the CCT managers. The NAV practical expedient is based on the fair value of the underlying assets owned by the CCT, minus its liabilities, and then divided by the number of units outstanding. The NAV practical expedient of a CCT is calculated based on a compilation of primarily observable market information. The Stable Value Fund (“SVF”) imposes a 90-day “equity wash” provision on exchanges to competing funds.

In 2015, the investments in IncomeFlex were measured at NAV practical expedient and were presented as reported by Mercer. See Note 3 below for further information.

All other assets held by the Plan are measured using Level 1 inputs. Common stock is valued at the closing price on the active market on which the individual securities are traded. Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

In the Statement of Changes in Net Assets Available for Benefits, the Plan presents the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and unrealized appreciation or depreciation on those investments. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investments

Investments fully described in the tables in Note 3 include an investment in the Granite Common Stock Fund, administered separately from the Plan. The Granite Common Stock Fund invests solely in Company common stock and from time to time accumulates non-interest bearing cash. As the Granite Common Stock Fund is an investment vehicle available only to the Plan and Plan participants, its assets are presented in this statement as though owned by the Plan.

Non-interest bearing cash

Non-interest bearing cash maintained by the Granite Common Stock Fund is made up of unsettled transactions related to the purchase and sale of Company common stock and, as discussed above, is presented as an asset of the Plan.

Distributions to participants or beneficiaries

Distributions to participants or beneficiaries are recorded when paid.

Granite Construction Profit Sharing and 401(k) Plan
Notes to Financial Statements

Notes Receivable from Participants

Notes Receivable are measured as unpaid principal balance plus any accrued but unpaid interest, which approximates fair value. Such notes are considered delinquent if any scheduled repayment remains unpaid for a predetermined amount of time based upon the terms of the Plan document. Delinquent notes receivable from participants meeting such terms are reclassified as Deemed Distributions.

Risks and uncertainties

The Plan provides for various investment options in any combination of common/collective trust, mutual funds, Company common stock or other investment securities which the Administrator may from time to time make available.  Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks among others.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across participant directed fund elections. Additionally, the investments within each investment fund option are further diversified into varied financial instruments, with the exception of the Granite Common Stock Fund, which primarily invests in the securities of a single issuer.

Recently Adopted Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which removes the requirement to make certain disclosures and categorize within the fair value hierarchy all investments for which fair value is measured using the NAV per share practical expedient. The ASU has been adopted for the December 31, 2016 Plan year end; however the retrospective approach requires that an investment for which fair value is measured using NAV practical expedient be removed from the fair value hierarchy in all periods presented in the financial statements. Accordingly, the investment disclosures in Note 3 have been modified as of December 31, 2015 as well.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965): Part (I) Fully Benefit-Responsive Investment Contracts, Part (II) Plan Investment Disclosures, Part (III) Measurement Date Practical Expedient, which simplifies employee benefit plan reporting with respect to fully benefit-responsive investment contracts and plan investment disclosures, and provides for a measurement-date practical expedient. The ASU has been adopted for the December 31, 2016 Plan year end; however, the retrospective approach requires that the amendments applicable to the prior year, be presented in accordance with the ASU as well.

3.	Fair Value Measurements

The Plan measures and discloses certain financial assets and liabilities at fair value. As of December 31, 2016 and 2015, the Plan’s valuation methodology used to measure the fair values of common stock and mutual funds was derived from quoted market prices as substantially all of these instruments have active markets or contain underlying assets that may be so valued. As more fully described below, the CCT Bond fund and from 2015, the IncomeFlex target date funds are valued using NAV practical expedient measuring the net asset value of the underlying investments at year end.

The methods described above for measuring fair values as of December 31, 2016 and 2015 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Administrator believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Granite Construction Profit Sharing and 401(k) Plan
Notes to Financial Statements

The following tables summarize each class of the Plan’s investments:

	Fair Value Measurement at Reporting Date Using
December 31, 2016	Level 1	Level 2	Level 3	Total
Mutual Funds	$279,153,345	$—	$—	$279,153,345
Common Stock	91,712,719	—	—	91,712,719
Total Assets in the fair value hierarchy	$370,866,064	$—	$—	370,866,064

Investments measured at NAV practical expedient				27,548,571

Investments at fair value				$398,414,635

December 31, 2015
Mutual Funds	$237,831,350	$—	$—	$237,831,350
Common Stock	81,928,559	—	—	81,928,559
Total Assets in the fair value hierarchy	$319,759,909	$—	$—	319,759,909

Investments measured at NAV practical expedient				29,860,822

Investments at fair value				$349,620,731
The IncomeFlex target date funds as of December 31, 2015, was comprised of individual funds with investment opportunities targeting a future date of maximum value. Each of the funds gave the participant the opportunity to select a fund most suitable for that participant’s planned retirement date in combination with the future ability to lock in a fixed annual distribution. The valuation of each fund was reported by Mercer and was based on the fair market value of the mix of the various investments contained within, thereby providing sufficient observable evidence of a NAV practical expedient.

4.	Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by letter dated July 29, 2014 that the Plan and related trust are designed in accordance with applicable sections of the IRC regarding tax exempt status. The Plan has been amended since receiving this favorable determination letter.  The Administrator believes the Plan and the trust which forms a part of the Plan are designed and are currently operated in compliance with the applicable requirements of the IRC, and are thereby exempt from Federal income and State franchise taxes.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. No uncertain positions have been identified that would require such recognition or disclosure in the financial statements as of December 31, 2016 and 2015. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no such audits.

Granite Construction Profit Sharing and 401(k) Plan
Notes to Financial Statements

5.	Related Party and Party in Interest Transactions

The Plan provides for investment in Company common stock in the Granite Common Stock Fund and Granite ESOP. Any purchase or sale of Company common stock by administrators is performed in the open market and at fair value.   These transactions qualify as party-in-interest transactions but are exempt from prohibited transaction rules.

Aggregate investment in Company common stock at December 31, 2016 and 2015 for each asset category is as follows:

	December 31,
	2016	2015
Granite Common Stock Fund
Fair Value	$21,222,328	$19,628,333
Number of Shares	385,860	457,430

Granite ESOP
Fair Value	$70,490,391	$62,300,226
Number of Shares	1,281,643	1,451,881

Total Company common stock held
Fair Value	$91,712,719	$81,928,559
Number of Shares	1,667,503	1,909,311

During the year ended December 31, 2016, Granite Common Stock Fund purchased $3,895,781 and sold $15,651,547 of Company common stock, and Granite ESOP purchased $5,334,820 and sold $6,171,191 of Company common stock.

6.	Plan Termination

Although it has not expressed any intent to do so, the Company may terminate the Plan at any time. In the event of termination of the Plan, all participants who are employed by the Company at the date of termination will become 100% vested in their account balances.

Granite Construction Profit Sharing and 401(k) Plan
Notes to Financial Statements

7.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2016 and 2015 to the Form 5500:

	December 31,
	2016	2015
Net assets available for benefits per the financial statements	$402,149,529	$353,419,179
Amounts allocated to withdrawing participants	(98,323,682)	(91,418,977)
Net assets available for benefits per the Form 5500	$303,825,847	$262,000,202

The following is a reconciliation of distributions to participants per the financial statements for the year ended December 31, 2016 to the Form 5500:

Distributions to participants per the financial statements	$27,886,894
Amounts allocated to withdrawing participants at December 31, 2016	98,323,682
Amounts allocated to withdrawing participants at December 31, 2015	(91,418,977)
Distributions to participants per Form 5500	$34,791,599

The participant vested balances of employees who terminated or retired prior to December 31, 2016, and have not taken a distribution prior to December 31, 2016, are included in benefit claims payable on Schedule H of the Form 5500.

Deemed Distributions directly offset the affected participant’s account balance and are otherwise treated and reported as a Plan distribution to the participant in the current reporting period.

Granite Construction Profit Sharing and 401(k) Plan
EIN 77-0239383, Plan 001
Schedule H, line 4(i) - Schedule of Assets (Held At End of Year)
December 31, 2016

(a)	(b)	(c)	(d)	(e)
	Identity of issuer, borrower, lessor or similar party	Description of investments	Cost(1)	Current Value
*	Granite ESOP	Common Stock		$70,490,391
*	T. Rowe Price Retirement 2025 Fund	Mutual Fund		38,924,097
*	T. Rowe Price Retirement 2020 Fund	Mutual Fund		32,236,241
*	T. Rowe Price Retirement 2030 Fund	Mutual Fund		31,066,115
*	T. Rowe Price Retirement 2035 Fund	Mutual Fund		30,417,400
*	T. Rowe Price Retirement 2040 Fund	Mutual Fund		29,312,988
*	T. Rowe Price Stable Value Common Trust Fund N	Common/Collective Trust		27,548,571
*	T. Rowe Price Retirement 2045 Fund	Mutual Fund		23,954,542
*	Granite Construction Incorporated Common Stock Fund	Common Stock		21,222,328
	Vanguard Institutional Index Fund	Mutual Fund		13,085,643
*	T. Rowe Price Retirement 2050 Fund	Mutual Fund		11,334,711
	Vanguard Capital Opportunities Fund Admiral Shares	Mutual Fund		9,552,322
*	T. Rowe Price Retirement 2015 Fund	Mutual Fund		8,760,161
	J.P. Morgan Mid Cap Value Fund I	Mutual Fund		7,392,958
	Vanguard Morgan Growth Fund	Mutual Fund		6,466,773
	Dodge & Cox Income Fund	Mutual Fund		5,623,347
*	T. Rowe Price Retirement 2010 Fund	Mutual Fund		4,228,999
	Northern Small-Cap Value Fund	Mutual Fund		4,198,988
*	T. Rowe Price Retirement 2055 Fund	Mutual Fund		4,097,915
	Vanguard Total Bond Market Admiral Share Index Fund	Mutual Fund		3,724,899
	Harbor International Fund	Mutual Fund		3,429,797
	Invesco Growth & Income Fund R5	Mutual Fund		3,420,088
	AMG Managers Emerging Opportunities Fund	Mutual Fund		2,614,876
	American Funds Europacific Growth Fund R6	Mutual Fund		2,545,988
	Blackrock Inflation Protected Bond Institutional Fund	Mutual Fund		896,935
*	T. Rowe Price Retirement 2005 Fund	Mutual Fund		772,438
*	T. Rowe Price Retirement Balanced Fund	Mutual Fund		610,385
*	T. Rowe Price Retirement 2060 Fund	Mutual Fund		260,525
*	T. Rowe Price US Treasury Money Fund	Mutual Fund		224,214
*	Total Investments at Fair Market Value			398,414,635
	Participant Loans	4.25% - 4.5%		3,434,347
	Total Investments			$401,848,982

	* Known party-in-interest (exempt transactions)
	(1) Cost information has been omitted with respect to participant directed transactions

S-1

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-170488, No. 333-118299, No, 333-80471, and No. 033-36485) of Granite Construction Incorporated of our report dated June 13, 2017, with respect to the Statements of Net Assets Available for Benefits of the Granite Construction Profit Sharing and 401(k) Plan as of December 31, 2016 and 2015, the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2016, and the related supplemental Schedule H, line 4(i) - schedule of assets (held at end of year) as of December 31, 2016, which report appears in the December 31, 2016 annual report on Form 11-K of the Granite Construction Profit Sharing and 401(k) Plan.

/s/ Moss Adams LLP
Moss Adams LLP

Campbell, California
June 13, 2017

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